July 28, 2005


Mail Stop 4561


John M. Kelly
President and Director
Man Investments (USA) Corp.
123 North Wacker Drive, 28th Floor
Chicago, IL 60606

Re:	Man-AHL 130, LLC
	Registration Statement on Form S-1
      Filed on June 28, 2005
	File No. 333-126172

Dear Mr. Kelly:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. It is not clear why you refer to Man-AHL as the "Fund" since you assert in your disclosure on page ii that the pool is not a mutual fund registered under the Investment Company Act of 1940, and given that the term "Fund" is not part of the pool`s name. Please revise to refer to the pool by its name or a variation of its name.
2. In light of your intention to invest 30 percent of the proceeds of this offering in Man-Glenwood Lexington, a closed-end mutual fund registered under the Investment Company Act of 1940, please provide us with a detailed legal analysis of why you do not believe you should register as an investment company under the Investment Company
Act of 1940. In connection with this, please provide us with additional details of the types of investments made by Man-Glenwood Lexington and whether these investments include securities as defined by the `33 Act.
3. In light of the fact that up to 30 percent of your investments will be in Man-Glenwood Lexington, it is not clear why you have not provided disclosure in Part One of the disclosure document regarding the investment objectives and performance history of Man-Glenwood Lexington and Man-Glenwood Lexington TEI. Please revise to include substantially greater disclosure regarding the types of investments made by these entities in all relevant portions of the prospectus, including the summary, as well as capsule performance disclosure. We note your limited disclosure on page 13 but do not believe that this provides sufficient information to investors regarding the nature of
Man-Glenwood`s investment strategy.
4. Please revise throughout the prospectus to provide disclosure substantially similar to the disclosures that would be required by Industry Guide 5 if real estate limited partnership units were being registered. For example, your revisions should include a narrative discussion under an appropriate major heading of the managing member and its affiliates` experience over the past ten years similar to that required by Item 8.A of Guide 5, which includes a description of any major adverse business developments and conditions that were experienced.
5. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.
6. Please supplementally confirm to us, if true, that all units redeemed or otherwise re-acquired by the trust will not be re-issued to other investors. If you do intend to re-issue redeemed or re-acquired units, please tell us supplementally how you intend to register those re-issuances under the Securities Act.
7. Please confirm to us that, following effectiveness of the registration statement and the breaking of escrow, you will file a prospectus supplement each month reflecting the net asset value at which you sell your units.
8. Please advise us supplementally whether the managing member or its affiliates can purchase units in the offering so as to reach the minimum subscription. If so, please also disclose this fact in all relevant sections of the prospectus, including the cover page and the summary.
9. We note that you propose to offer units in classes A1, A2, B1 and
B2 and that you have allocated the 100,000 units to be offered within these classes on the cover page of your registration statement, but that you have not made such allocation on the prospectus cover page.
Please revise the prospectus cover page to allocate the number of units being registered for each of classes A1, A2, B1 and B2. Please be aware that all shares being registered must be allocated to a class.
10. Please describe, in the body of your prospectus, the material terms of each of your material agreements. We note, in this regard, reference on page iii to a Commodity Brokerage Agreement, a General
Distributor`s Agreement and an Administration Agreement.
11. We note your statement throughout the prospectus that the Man-Glenwood investment is ancillary to your commodities trading programs and should not be relied upon as a reason to invest in you. Given that the Man-Glenwood investment will represent up to 30% of the proceeds of the offering, it appears that this disclaimer is inappropriate. Please revise to remove this language throughout the prospectus.
12. Please include the information required by Item 403 of Regulation
S-K related to security ownership.

13. Continue to monitor the updating requirements of Rule 3-12 of
Regulation S-X.   In addition, given the fact that the Managing
Member will provide financial assistance to MAN-AHL 130, LLC, consider updating the financial statements of the Managing Member on the same basis.

14. Please provide a detailed analysis regarding the applicability of the tender offer rules to your share redemption program.
Specifically, in your analysis please address the fact that investors must make an irrevocable redemption requests 45 days prior to the redemption date. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.

Prospectus Cover Page
15. Please revise the cover page to remove information that exceeds the amount of information called for by Item 501 of Regulation S-K,
Guide 5 or the Part 4 Rules promulgated by the CFTC. We note in this regard, by way of example only, your disclosure under the heading "The Fund."
16. Please disclose, in the header, the minimum and maximum number of units being offered of each class.
17. Since this is not a firm commitment underwritten offering, it is not appropriate to highlight the Selling Agent at the bottom of the cover page. Please revise.
18. We note that you state that the managing member will return investor`s funds promptly if the minimum is not sold by the end of the initial offering period. Please revise, here and in the summary, to specify what you mean by "promptly."
19. Please revise the first cover page risk factor to include the historical leverage employed by AHL Diversified as disclosed on page
8. In addition, please tell us whether the Man-Glenwood entities employ leverage and, if so, whether the leverage tends to be greater or less than the amount employed by AHL Diversified.
20. Please revise the cover page risk factors to include the risk resulting from conflicts of interest, including a brief description of the nature of the conflicts and the identity of the parties to the conflicts.
21. Please include a cover page risk factor describing the income tax risks to investors associated with this offering.
22. Please revise the first risk factor in the middle column of cover page risk factors to briefly quantify the fees that you will be required to pay, and to clarify that the fees described must be paid regardless of profitability. Please also disclose, if true, that the managing member has the authority to substantially increase the amount of those fees without the approval of other members.
23. It is not clear that the first 2 bullet points in the far right column of your cover page risk factors actually describe risks related to your company or this offering. Please revise these bullet points to more clearly identify the risk or remove this disclosure from the cover page risk factors.

Organizational Chart, page iii
24. Please include in the organizational chart the percentage of proceeds of this offering that will be deposited with each of Man-Glenwood and the Trading Advisor. In addition, please revise to include the exact percentage ownership of each entity by Man Group plc.

Summary
25. In your summary and throughout your prospectus you use terminology that represents industry jargon which may not be readily understood by an investor not in your industry. Examples include descriptions of the AHL Diversified Program as "quantitative," "directional," and "technical." Please revise your disclosure to define industry terms the first time you use them and limit your use of industry jargon to the extent possible.
26. Please disclose your website, if any. Refer to Item 101(e)(3) of
Regulation S-K.

The Fund, page 2
27. Please disclose the portion of the pool`s capital that is expected to be maintained in cash and cash equivalents.
28. Please clarify what type of diversification is expected to be realized through an investment in the Man-Glenwood entities.

Major Risks of The Fund, pages 3 - 4
29. Please make changes in your summary risk factors similar to those
requested in the cover page risk factors.
30. Please revise the second paragraph in the first column on page
4
to emphasize that the net asset value of the fund may decrease between the time that an investor is required to make an irrevocable redemption decision and the actual date of redemption.

Investment Objectives, Strategy and Policies, page 4
31. The text under this heading, which appears to describe only possible advantages of an investment in Man-AHL 130, does not match the heading of this section. Please revise your heading to more clearly describe the text that follows, or revise the text accordingly.
32. We refer to the first bullet point under this heading. Please remove the reference to the AHL Diversified Program`s "historical" profits, since it does not convey information about the time periods over which an investment would need to be held in order to realize profits, nor does it reflect the volatility of such an investment, including substantial losses over certain periods.
33. We note your statement in the second bullet point under this heading that the AHL Diversified Program has "historically had low correlation to the returns of traditional stock and bond portfolios."
Please define more clearly "low correlation." In addition, please reconcile your disclosure here with disclosure on page 10 that "the success of the Fund may be substantially dependent on general market conditions."
34. Please provide enough detail in the final 2 bullet points under this heading to more clearly describe the benefits disclosed. In particular, provide facts which tend to indicate why these aspects of
Man-AHL are different from other investments in managed futures funds.

Redemptions
35. Please tell us why it is expected to take up to 45 days for the pool to "usually" pay out redemptions and what circumstances could cause the pool to take longer than 45 days to make such payments. In light of the limit on redemption requests and the generally liquid nature of the investments made by AHL Diversified, it is not clear why there is such a lag time.

Organizational and Offering and Administrative Expenses, page 5
36. We note that organizational and offering and administration fees will be paid by the Managing Member "or an affiliate." Please tell us why you are unable to identify the specific entity that will make these payments and whether a specific entity will be named in executed agreements covering these charges. In addition, please tell us whether the Managing Member will guarantee these payments or otherwise be liable for the payments if they are assigned to an affiliate that is unable to make such payments.
37. Please clarify whether the reimbursement of administrative expenses by the managing member of anything over 0.05% of your average monthly NAV requires average assets of $50,000,000.

Management and Incentive Fees, pages 5 - 6
38. Please explain why you have provided a range of asset-based fees
(0% to 2%) for the Man-Glenwood investment as well as a range of incentive fees (10% to 25%) rather than exact percentages. If you have not yet negotiated these fees, please disclose this fact and indicate whether the fees could be greater than the ranges listed. In addition, please clarify what the asset-based fee covers. If it is akin to a management fee, please disclose this.

Transaction Costs, page 6
39. In light of the fact that the cap on the futures commission rates is 3% of the fund`s NAV for any 12-month period, please advise us as to why you believe that 1.5% is a reasonable estimate of the commission rate. For example, is this figure based on historical trading levels? Please also provide this information with respect to your estimate of the Man-Glenwood Subfunds` annual transaction cost of 1%.

Breakeven Table, page 6
40. We note that you have not included any performance fees to be paid to the trading advisor. Please advise us as to whether the performance fees are only accrued after the payment of other fees, such as brokerage and management fees. If not, it is not clear why performance fees should not be included in the break-even table. Please revise or advise.

Risk Factors, pages 8 - 10
41. Many of your risk factors are generic and your disclosure does not provide sufficient detail about your business or the risk involved to sufficiently inform the investor as to the aspect of the investment that is particularly risky. Examples include, but are not limited to, your brief disclosure under the following headings:

* "You May Lose Your Entire Investment," on page 8. Merely stating that the Fund is speculative is not sufficient to inform an investor about the aspect of the investment that is risky. For example, what about the Fund is speculative?

* "The Fund is Intended to be a Medium- to Long-Term Investment" on page 10. Why does this fact alone present a risk to investors unique to your company or the investment?

Please review each of your risk factors and expand your disclosure to clearly describe, in the heading and the text, the specific risk indicated.
42. We note that the trading program may include trading in over-the-counter foreign currency contracts and forward contracts. Please revise to disclose the approximate amount of your investing that you intend to allocate to foreign currency and forward contracts and to discuss the following risks:

* The risk that changes in the value of the foreign currency relative to the U.S. dollar may cause losses,

* The risk that over-the-counter transactions are subject to the risk of counterparty default, and

* The risk of counterparty default with respect to your intended trading in forward contracts.
43. Please include a risk factor discussing the impact that regulatory speculative position limits and daily exchange limits may have on your business.
44. Please include risk factor disclosure regarding your reliance on one commodity trading advisor using a single trading strategy, namely, the AHL Diversified Program.
45. Please discuss the risk that performance fees create an incentive for the trading advisor to make riskier investments than it might have without the existence of the incentive fee.

General Risks of an Investment in the Fund, pages 8 - 9

The Fund`s Performance is Expected to be Volatile, 8
46. Please discuss what makes the investment volatile, including the use of leverage and the general nature of the futures markets.

The Fund`s Substantial Fees and Expenses Will Cause Losses Unless Offset by Profits and Interest Income, page 8
47. Please expand your disclosure under this risk factor heading to quantify the amount of fees described. In addition, clarify that these fees are payable regardless of profitability and indicate that, even once profits are earned, they will still be subject to substantial incentive fees. Finally, please expand your discussion of the "layered" expenses and the effect this has on transparency.

An Investment in the Fund is not a Liquid Investment, page 8
48. Please clarify in the final paragraph under this risk factor heading that a redeeming unit holder will be paid a redemption price based upon the NAV as of the redemption date, not as of the date of redemption notice.

Substantial Redemptions May Cause the Fund to Incur Losses, page 8
49. Please describe how and why substantial redemptions could disrupt the Fund`s portfolio and result in losses.

The Fund is Subject to Conflicts of Interest, pages 8 - 9
50. Please revise this risk factor to remove the cross reference in the final sentence and identify and briefly discuss the conflicts of interest and the risks to investors as a result of the identified conflicts. We note, for example, that the fees to be paid to the affiliated entities were not negotiated at arms-length and may be greater than if they were to be paid to an unaffiliated third party.


The Fund`s Investment in Man-Glenwood May Incur Losses, page 9
51. Please quantify the magnitude of the losses that may be experienced by an investor if the investment in Man-Glenwood incurs losses. In addition, since any investment could incur losses, please revise your disclosure to specify why the investment in Man-Glenwood is especially susceptible to this risk.

Changes in Regulatory Requirements May be Adverse to the Fund, page 9
52. Please describe any adverse affects recent legislative changes have had on futures funds. Your current disclosure is very vague and does not provide meaningful information to investors. Please revise.

The AHL Incentive Fee Calculation May not Reflect Your Investment
Experience, page 9
53. Please also disclose that quarterly incentive fees may be paid to
AHL even if the pool loses money during the course of a year.

You will be Taxed Each Year on Your Share of the Fund Profits; You will be Required to Extend the Filing Date of Your Tax Returns, page
9
54. Please clarify, in the final sentence of the first paragraph under this heading, that unit holders will be required to make tax payments from their own individual source of funds, in light of the fact that there will be no distributions paid.

Risks Specific to AHL Diversified Program, pages 9 - 10

Increased Competition Among Trend-Following Traders Could Reduce AHL`s Profitability, page 10
55. Please explain more clearly how traders may alter historical trading patterns to the detriment of AHL. For example, if true, please disclose the fact that the existence of a large number of pools that employ trend-following strategies may cause the appearance of a price trend that would not otherwise exist or artificially exacerbate an existing price trend.

Limits of Risk Disclosures, page 10
56. We note your disclosure under this heading that the risk factor disclosure does not purport to be a complete explanation of the risks involved in an investment in the Fund. Please remove this statement as your risk factor section should include all known material risks related to an investment in the pool.


General, pages 10-11
57. Please reconcile your disclosure in the first sentence under this heading that the entire proceeds of the offering will be used to invest in the AHL Diversified Program with your disclosure elsewhere that up to 30% will be invested with Man-Glenwood.

The AHL Diversified Program, pages 11 - 13
58. Please provide additional information regarding the types of markets in which AHL trades, the portion of its investments that historically are made on exchanges and the portion of investments that are historically made in the U.S. and abroad. We note, for example, your statement on page 12 that the number and diversity of markets has expanded over time. Please expand your disclosure to provide a context for this statement, including the number and diversity of markets where AHL may trade. In addition, please provide more information regarding the role of "spread trading" and
"arbitrage strategies," the portion of AHL`s overall trading strategy devoted to them and how they "complement" the trend-following algorithms.
59. Please revise your disclosure under this heading significantly to bring it within the guidelines of Plain English. We note numerous instances in which your disclosure requires clarification so that it can be understood by an average investor. Examples include:
* "Investment rules are executed within a systematic framework" in the last carry-over paragraph of the first column on page 11.
* "Market exposure is dynamically adjusted real time to reflect changes in the volatility of individual markets" in the last carry-over paragraph of the first column on page 11.
* "The number of systems applied to a particular market varies according to the depth of liquidity in that market" in the first full paragraph on page 12.
* "Market liquidity is examined with the objective of ensuring that opening and closing positions are executed with minimal slippage" in the second paragraph in the first column on page 12.
60. Please disclose the range of margin historically employed by AHL and whether there any limits on the amount of leverage that may be used.
61. We note your statement in the first full paragraph in the second column on page 11 that the Fund may also use lines of credit provided by Man Financial; however it does not appear that you have included this potential source of capital in your conflicts or your risk factor discussions. Please revise or advise.
62. Please define more clearly what is meant by "anomalies," "serial correlation" and "momentum and breakout trading approaches" in the final carry-over paragraph on page 11.
63. We refer to your pie chart in which you disclose that an unspecified portion of AHL Diversified Program`s portfolio is composed of "stocks" and "bonds." Please clarify whether this indicates that AHL Diversified invests in individual equity and bond securities or whether this indicates that it invests in stock and bond indices. Similarly, please expand your disclosure regarding AHL
Diversified`s arbitrage strategy to indicate whether this strategy involves the purchase and sale of equity and debt securities. We may have further comments.
64. Refer to the pie chart on page 12. Please include disclosure to indicate whether the markets and percentages identified are generally indicative of the AHL portfolio or if the markets and percentages could change materially over the life of the investment.
65. We note your characterization of the investment in the Man-Glenwood entities as "yield enhancement." Aside from the ability to potentially profit from this investment, please explain this characterization. To the extent it is characterized as a potential to achieve profits, please balance your disclosure with a statement indicating that the investment could decrease any profits earned from an investment in AHL.
66. Please provide a brief description of each of the investment strategies described in the bullet points on page 13. This information appears to be material and should be included in Part One of the prospectus.

Management`s Discussion and Analysis of the Fund`s Prospective
Operations, pages 13 - 15

Liquidity, page 14
67. Please disclose you anticipated sources of liquidity, including the anticipated terms of any credit lines you may enter into with an affiliate as disclosed elsewhere in the prospectus.


Management of the Fund, pages 15 - 18

AHL, page 17
68. Please include the ages of the principals of AHL. In addition, please ensure that the description of each of these individuals clearly includes a description of the experience of each individual for the previous five years.

Man-Glenwood, page 17
69. Please tell us why you have not identified the principals of Glenwood and provided biographical information for the principals.

Net Asset Value, page 20
70. We note your disclosure in the final paragraph on page 20 that "[t]he managing member has no means of determining the accuracy of" the valuation of AHL`s Man-Glenwood investment. Please tell us why this is true in light of the fact that Man-Glenwood is an affiliate of the managing member. In addition, please disclose the effect on unitholders who receive redemption payments based, in part, on estimates of the value of the assets held by the Glenwood sub-funds.

Fees and Expenses Paid by the Fund, pages 21 - 24
71. Refer to the disclosure on page 21 in the "Amount of Payment" column related to the Client Servicing Fee. Please explain why, upon redesignation, the Class A1 and Class B1 Units will be redesignated as "fractional" Class A2 or B2 Units, in light of your earlier disclosure that units in each class represent the same amount of value in AHL.

Conflicts of Interest; Transactions Between Man Group and the
Fund,
pages 26 - 28
72. Please describe under this heading the conflicts that might arise in the event that the fund uses lines of credit from Man Financial to provide an additional source of capital.


The Clearing Broker, page 27
73. We note your disclosure in the first paragraph of the second column on page 27 that Man Financial has financial incentives to favor certain accounts over the pool. Please expand your disclosure to indicate what reasons Man Financial might have for favoring other accounts, what actions it would take when favoring other accounts and why this could lead to losses.
74. Please provide additional disclosure that puts into context the higher fees that the pool will be required to pay vis-a-vis the other clients of Man Financial alluded to under this heading. For example, we note your statement that "the cumulative effect of the higher rates paid by the Fund is material." Please revise to expand your disclosure of this point.
75. Please expand your disclosure in the third paragraph of the second column on page 27 to more clearly describe why the facts stated create a conflict of interest.
76. We refer to your statement on page 27 that, "Prospective investors, by investing in the Fund, consent to the Fund investing solely in Man-Glenwood for yield enhancement." It`s not clear what the purposes of this statement is and whether it binds investors or the Managing Member in any way. Please advise.

Selling Agents, page 28
77. Please explain why the conflict described under this heading creates a risk to current investors. As part of this, please disclose that the selling agents are affiliates of the Managing Member and the pool and that the rates received by the selling agents were not negotiated.

Summary of the Limited Liability Agreement, pages 28 - 29

Net Asset Value, page 29
78. Please disclose when Man-Glenwood`s "fiscal periods" end.


Plan of Distribution, pages 34 - 35
79. Please include in your discussion under this heading the fact that this is a best efforts, minimum/maximum offering, and briefly describe the sales agent`s obligations in this regard. See Item 508(a) of Regulation S-K. In addition, please provide additional information regarding the purchase of the different classes of units being offered. For example, please provide sufficient detail regarding who is eligible to purchase B1 and B2 units as opposed to
Class A1 and A2 units as well as sufficient detail regarding what constitutes a "selling agent fixed fee or asset-based fee investment program" for purposes of Class A2 and B2 units.
80. Please clarify that sales of units will only be made at Net
Asset
Value following the breaking of escrow after the required minimum amount has been sold.
81. Please disclose when NAV will be calculated for sales of units following the breaking of escrow. For example, will the sales price of the units be based on the NAV of the last business day of each month or the first business day of each month?

Part Two, Statement of Additional Information
82. Please define industry jargon in order to make your disclosure more easily understandable to an investor. For example, what is meant by "tight bands of net exposure" and "beta exposure" in the first paragraph on page 41? In addition, please explain what you mean in the second paragraph in the second column on page 41 by "[c]omodity and trading is a style that aims to generate alpha . .
..
"

Futures Markets and Trading Methods, pages 38 - 40

Risk Control Techniques, page 40
83. Please include a discussion of whether the fund uses these risk control techniques.

AHL Diversified Program Charts, pages 43 - 50
84. We may have additional comments once the charts are completed with actual numeric data.
85. Please advise us as to why you have chosen to compare the returns
of AHL Diversified Program with the Citigroup High Grade Corporate Bond Index, rather than any other bond index.
86. Refer to the footnotes on page 43.  Please explain more
clearly
what would cause a negative Sharpe ratio and why this "can be misleading" and is therefore indicated as N/A.
87. Please include the footnotes you reference in the chart on page
44.
88. Please include a caution with your chart on page 44 that indicates that you have chosen to present a few snapshots in time and may not be reflective of an individual account`s performance in
AHL
Diversified or either of the indices included.
89. Please indicate the period of time you are measuring with the pie
charts on page 45.
90. Refer to the chart on page 46.  Please supplementally advise us
what conclusions you anticipate that investors will draw from these
charts about the performance of AHL Diversified Program verses stocks
and bonds and how these conclusions may or may not be consistent with
your disclosure throughout that the pool is structured to be non-correlative to stock and bond indices.
91. Please indicate, in your narrative on page 46, how you
determined
which quarters were "up" quarters and which quarters were "down" quarters and the baseline from which you measured such performance, including an explanation of the percentages on the left margin of your charts.
92. We refer to your charts on pages 46 and 47.  Please disclose why
you have chosen December 20, 1990 as the starting point for these comparisons in light of the fact that AHL has been operating since 1983.
93. Please provide additional details regarding the charts on page
47
to explain what they represent. It appears that the charts each cover essentially the same periods of time; however one refers to a
12-month analysis and one refers to a 3-year analysis.
94. Please disclose what conclusions you expect potential investors to arrive at based on the graphs on page 47. Specifically, it appears that short-term returns (12 months) have been significantly higher than medium-term returns (3 years). In light of your disclosure throughout the prospectus that an investment in the pool is designed only for medium-term to long-term investments, it is not clear how this chart supports that recommendation. Please revise or advise.

Financial Statements and Notes
95. Please move the financial statements to Part One of the disclosure document.


MAN-AHL 130, LLC, May 20, 2005
96. In lieu of a balance sheet as required by Rule 3-01 of Regulation
S-X, we note that you have included a Statement of Assets and Liabilities, similar to presentations used by registered investment companies. If you do not intend to be a registered investment company, please provide your basis for your presentation or revise accordingly.

Note 1 - Organization, page F-4
97. Please clarify how you intend to account for your investment in the Lexington Funds and your basis in GAAP for your treatment.
98. Reference is made to the last paragraph where you discuss redemptions. Please clarify the limitations surrounding investors` ability to redeem units.

Note 2 - Significant Accounting Policy

99. We note the Company disclosed accounting principles related to future and forward contracts and the determination of fair value in
Management`s Discussion and Analysis of the Fund`s Prospective
Operations.   Tell us what consideration was given to including
your
policy in the notes to the financial statements in accordance to APB
22, along with a discussion of how these transactions are recorded in your financial statements.
100. Please tell us what consideration was given to disclosing the material terms of your LLC agreement as well as the duties and rights held by the Managing Member.

101. We note the Managing Member, or an affiliate, will assume
organizational and offering costs.   Tell us what consideration
was
given to expanding your disclosure to clarify any requirements to reimburse these costs and how that impacts your accounting treatment in your financial statements under SAB Topic 1.B. Further, please clarify the terms and conditions of any agreement between you, the Managing Member and an affiliate to clearly show which party has the obligation to settle these costs.


MAN Investments (USA) Corp., March 31, 2005

Note 2 - Summary of Significant Accounting Policies

Related Party Transactions, page F-8

102. Tell us how MAN Investments (USA) Corp has accounted for their
investment in MAN-AHL 130, LLC.   Include the basis in GAAP for
your
accounting treatment and consider expanding your disclosures accordingly.

Subscription Agreement
103. Refer to the first and fourth paragraphs on page SA-1.
Please
supplementally advise us when you intend to require interested investors to provide a signed copy of the Subscription Agreement. In providing your response, please keep in mind that you may solicit preliminary indications of interest to purchase shares in the offering only when you have delivered to potential investors a preliminary prospectus meeting all of the requirements of Section 10 of the Securities Act. You may not, however, solicit or accept any binding offers to purchase securities or accept any payment for securities until after your registration statement has finally been declared effective. We note that your current form of subscription agreement appears to contemplate a binding subscription upon signature and a requirement to deposit the purchase price prior to the actual purchase of the securities. Accordingly, you may not send your subscription agreement in its current form to potential investors until your registration statement has been declared effective. Please revise or advise.

Part II, Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-1
104. Please include the issuance of the Managing Member`s interest under this heading or tell us why you believe it should not be included.

Legal Opinion
105. Refer to assumption number (v) in paragraph 3 on page 2. Whether the company`s books and records set forth the information required by the LLC agreement and Delaware law is a fundamental part of counsel`s opinion and it is not appropriate for counsel to assume this fact. Please remove this assumption or tell us why you believe that it is appropriate.
106. We note counsel`s opinion in the final sentence of the second page 2 that unit-holders will have no liability "in excess of their obligations to make contributions to the company." Please confirm your understanding, as indicated in the prospectus, that unitholders will have no liability other than their initial investment.

Tax Opinion
107. We have reviewed the opinion of counsel set forth as Exhibit
8.01 to the registration statement. Counsel provides a statement confirming its opinions in the taxation section of your registration statement. It is not clear, however, from the taxation section what constitutes the opinion of counsel. The first sentence under the heading "Tax Consequences" on page 29 states that the following discussion "is materially correct." Because counsel`s opinion that the fund will be treated as a partnership follows this statement, it is unclear that it represents an unqualified opinion. In order to use a short-form tax opinion, the opinion of counsel must be clearly set forth in the taxation section. Currently, that section does not clearly delineate the opinion of counsel. Please revise to provide a long-form tax opinion or revise the section on taxation to clearly set forth counsel`s opinion.
108. Delete the first 2 sentences of the final paragraph of Exhibit
8.01. Prospective purchasers and unit holders are entitled to rely on the opinion.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Wilson Lee at 202-551-3468 or Cicely Lucky,
Accounting Branch Chief at 202-551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Amanda McManus, Attorney-Advisor at 202-551-3412 or the undersigned at 202-551-3694 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel



cc:	David R. Sawyier, Esq. (via facsimile)
	James B. Biery, Esq. (via facsimile)
      Sidley Austin Brown & Wood LLP

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Man-AHL 130, LLC
July 28, 2005
2

Man-AHL 130, LLC
July 28, 2005
17